UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 10 May, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING (AGM)

Shareholders are advised that all the ordinary resolutions and the special resolutions were duly passed by the requisite majority of votes at the Company's Annual General Meeting held on Thursday, 09 May 2013 at 09h00. Over 81.55% of votable shares were represented at the AGM.

09 May 2013
Sponsor
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 10 May, 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer